UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934 (Amendment No. 9)

                                   ONEOK, INC.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    68267810
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                                 (CUSIP Number)

                              Larry D. Irick, Esq.
                     Vice President and Corporate Secretary
                               Westar Energy, Inc.
--------------------------------------------------------------------------------
                         (f/k/a Western Resources, Inc.)
                             818 South Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-1625
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 9, 2003
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                                  SCHEDULE 13D



CUSIP No. 68267810
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTAR ENERGY, INC. (f/k/a WESTERN RESOURCES, INC.)  48-0290150
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) / /
                                                                 (B) / /

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3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Kansas
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                          7   SOLE VOTING POWER
                              0

         NUMBER OF        8   SHARED VOTING POWER
         SHARES               4,714,434
         BENEFICIALLY         An additional 39,892,896 shares of Common Stock
         OWNED BY             issuable in certain circumstances in the event of
         EACH                 the conversion (the conditions for which are not
         REPORTING            expected to occur within the next 60 days) of
         PERSON WITH          19,946,448 shares of Series A Convertible
                              Preferred Stock.

                          9   SOLE DISPOSITIVE POWER
                              0

                          10  SHARED DISPOSITIVE POWER
                              4,714,434
                              An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,714,434

          An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.42%

          Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

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14       TYPE OF REPORTING PERSON

                                       CO
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                                  Page 3 of 11

                                  SCHEDULE 13D


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CUSIP No. 68267810
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON

         WESTAR INDUSTRIES, INC. (f/k/a WESTAR CAPITAL, INC.) 48-1092416
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A) / /
                                                                  (B) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------

                      7       SOLE VOTING POWER
                              0

                      8       SHARED VOTING POWER
                              4,714,434
        NUMBER OF             An additional 39,892,896 shares of Common Stock
        SHARES                issuable in certain circumstances in the event of
        BENEFICIALLY          the conversion (the conditions for which are not
        OWNED BY              expected to occur within the next 60 days) of
        EACH                  19,946,448 shares of Series A Convertible
        REPORTING             Preferred Stock.
        PERSON WITH
                     9        SOLE DISPOSITIVE POWER
                              0

                     10       SHARED DISPOSITIVE POWER
                              4,714,434
                              An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,714,434

          An additional 39,892,896 shares of Common Stock issuable in certain circumstances in the event of the conversion (the conditions for which are not expected to occur within the next 60 days) of 19,946,448 shares of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.42%

          Up to 45.0% of the Common Stock outstanding in the event of conversion (the conditions for which are not expected to occur within the next 60 days) of Series A Convertible Preferred Stock.

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------


Item 1. Security and Issuer.

     This statement on Schedule 13D (the "Statement") is filed by Westar Energy, Inc. (f/k/a Western Resources, Inc.), a Kansas corporation ("Westar Energy"), and Westar Industries, Inc. (f/k/a Westar Capital, Inc.), a Delaware corporation and a wholly-owned subsidiary of Westar Energy ("Westar Industries" and, together with Westar Energy, the "Reporting Persons"), and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ONEOK, Inc., an Oklahoma corporation (the "Issuer") which Common Stock is held by Westar Industries. This Statement supplements and amends the statement on Schedule 13D originally filed by the Reporting Persons with the Commission on December 5, 1997, as amended by Amendment No. 1, filed with the Commission on November 29, 1999, Amendment No. 2, filed with the Commission on January 27, 2000, Amendment No. 3, filed with the Commission on March 8, 2000, Amendment No. 4 filed with the Commission on April 8, 2002, Amendment No. 5 filed with the Commission on April 26, 2002, Amendment No. 6 filed with the Commission on May 23, 2002, Amendment No. 7 filed with the Commission on June 3, 2002 and Amendment No. 8 filed with the Commission on August 29, 2002 (as amended, the "Schedule 13D").

     The address of the principal executive offices of the Issuer is: ONEOK, Inc., 100 West Fifth Street, Tulsa, Oklahoma 74103.

Item 2. Identity and Background

     Westar Energy is a Kansas corporation. It is a consumer services company with interests in monitored services and energy. The principal business address of Westar Energy is: Westar Energy, Inc. 818 S. Kansas Avenue, Topeka, Kansas 66612.

     The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Westar Energy is set forth in Exhibit 1.1 and is incorporated by reference herein. During the last five years, Westar Energy, and to the knowledge of Westar Energy, none of the persons listed on Exhibit 1.1 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

     Westar Industries is a Delaware corporation and a wholly-owned subsidiary of Westar Energy. It is a holding company that has investments in the energy-related and monitored security industries. The principal business address of Westar Industries is: Westar Industries, Inc. 818 S. Kansas Avenue, Topeka, Kansas 66612.

     The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Westar Industries is set forth in Exhibit 1.2 and is incorporated by reference herein. During the last five years, Westar Industries, and to the knowledge of Westar Industries, none of the persons listed on Exhibit 1.2 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.


Item 4. Purpose of the Transaction.

     The last paragraph of Item 4 is deleted and following disclosure is in lieu thereof (capitalized terms not otherwise defined herein are used as defined in the Shareholder Agreement filed as Exhibit 7 to this Schedule 13D):

     On January 9, 2003, Westar Energy announced that it and Westar Industries, Inc. have entered into an agreement with ONEOK, Inc. to sell ONEOK a portion of the shares of ONEOK Series A Convertible Preferred Stock held by Westar Industries at the prevailing market price, less transaction costs, and to exchange Westar Industries' remaining shares of Series A Convertible Preferred Stock for new shares of ONEOK $0.925 Series D Non-Cumulative Convertible Preferred Stock. ONEOK will use half of the net proceeds up to $250 million from planned financing transactions to pay Westar Industries for the Series A Convertible Preferred Stock. The effectiveness of the sale and related transactions is subject to approval by the Kansas Corporation Commission (KCC) and other conditions, including ONEOK's receipt of the proceeds from its planned financing transactions. In connection with this agreement, certain agreements among Westar Energy, Westar Industries and ONEOK were amended subject to the approval of the KCC.

     ONEOK has agreed to file a shelf registration statement, following completion of the sale and the exchange, to register for resale to the public all the Series D Convertible Preferred shares held by Westar Industries and 4.7 million shares of ONEOK common currently held by Westar Industries. The timing of sales of the stock held by Westar Industries will be governed by a new Registration Rights Agreement entered into among Westar Energy, Westar Industries and ONEOK and to market and other conditions.

     The Series D Convertible Preferred Stock will have substantially the same terms as the Series A Convertible Preferred Stock, except that:

     o The Series D Convertible Preferred Stock will have a fixed quarterly cash dividend of 23.125 cents per share, as declared by ONEOK's board of directors;

     o The Series D Convertible Preferred Stock will be redeemable by ONEOK at any time after August 1, 2006 in the event that the closing price of ONEOK common stock exceeds $25 for 30 consecutive trading days after such date; the per share redemption price will be $20;

     o Each share of Series D Convertible Preferred Stock will be convertible into one share of ONEOK common stock, subject to adjustment for stock splits, stock dividends, reverse stock splits or any transaction with comparable effects; and

     o Westar Industries may not convert any shares of Series D convertible Preferred Stock held by it unless the annual per share dividend for the ONEOK common stock for the previous year is greater than 92.5 cents per share and such conversion would not subject Westar Energy, Westar Industries nor ONEOK to the Public Utility Holding Company Act of 1935.

     Westar Energy, Westar Industries and ONEOK have also agreed to amend the terms of their existing Shareholder Agreement and Registration Rights Agreement. The new agreements will not be effective until the sale and the exchange are completed. Under the new agreements:

     o Westar Industries will be prohibited from acquiring any additional securities of ONEOK.

     o Westar Industries may make private sales of shares as long as each sale involves less than five percent of ONEOK's outstanding common shares (assuming conversion of the Series D Convertible Preferred Stock to be sold) and is made to an owner of less than five percent of ONEOK's outstanding common shares. Westar Industries may make public sales in any broad underwritten offering under the shelf registration statement.

     o Westar Industries will have the right to designate one ONEOK board member.

     o Westar Industries will not be obligated to sell into stock repurchases by ONEOK.

     o The new Shareholder Agreement will terminate if Westar Energy's or any affiliate's beneficial ownership falls below 10 percent of ONEOK's outstanding common shares (assuming conversion of the Series D Convertible Preferred into ONEOK common stock).

     o The top-up rights, dilutive issuance rights and buy/sell option provided for in the previous Shareholder Agreement are eliminated in the new agreement.


Item 7. Material to be Filed as Exhibits.

          Exhibit 1 and Exhibit A previously filed are replaced by Exhibits 1.1 and Exhibit 1.2, respectively, below:

          EXHIBIT 1.1 Identity of Executive Officers and Directors or Westar
                      Energy, Inc.
          EXHIBIT 1.2 Identity of Executive Officers and Directors or Westar
                      Industries, Inc.
          EXHIBIT 6 Transaction Agreement dated as of January 9, 2003
          EXHIBIT 7 Shareholder Agreement dated as of January 9, 2003
          EXHIBIT 8 Registration Rights Agreement dated as of January 9, 2003
          EXHIBIT 9 Form of Certificate of the Designations of $0.925 Series D Non-Cumulative Convertible Preferred Stock
          EXHIBIT 10 Form of Amended and Restated Rights Agreement

     Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2003


                                WESTAR ENERGY, INC.


                                By:    /s/ James S. Haines, Jr.
                                       -----------------------------------------
                                       Name:    James S. Haines, Jr.
                                       Title:   President and Chief Executive
                                                Officer


                                WESTAR INDUSTRIES, INC.


                                By:    /s/ James S. Haines, Jr.
                                       -----------------------------------------
                                       Name:    James S. Haines, Jr.
                                       Title:   President

                                   EXHIBIT 1.1
       Identity of Executive Officers and Directors of Westar Energy, Inc.


     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Westar Energy, Inc. ("Westar Energy") is set forth below. Each of the directors and officers is a citizen of the United States. The business address of each director and officer is Western Energy, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Westar Energy.


Name                                    Title                                 Present Principal Occupation or
                                                                              Employment

Executive Officers
------------------

James S. Haines, Jr.                    President and Chief Executive         same
                                        Officer

William B. Moore                        Executive Vice President and Chief    same
                                        Operating Officer

Richard A. Dixon                        Senior Vice President                 same

Douglas R. Sterbenz                     Senior Vice President                 same

Directors
---------

Frank J. Becker                         Director                              President of Becker Investments,
                                                                              Inc. in Lawrence, Kansas.

Gene A. Budig                           Director                              Senior Advisor to the Commissioner
                                                                              of Baseball, American League of
                                                                              Professional Baseball Clubs in New
                                                                              York, New York and a professor in
                                                                              the Woodrow Wilson School of Public
                                                                              and International Affairs at
                                                                              Princeton University.

Charles Q. Chandler, IV                 Director, Chairman of the Board       Chairman of the Board, President
                                                                              and Chief Executive Officer of
                                                                              INTRUST Bank, N.A. and President of
                                                                              INTRUST Financial Corporation.

R. A. Edwards III                       Director                              President and Chief Executive Officer
                                                                              and a director of the First National
                                                                              Bank of Hutchinson, Kansas.

James S. Haines, Jr.                    Director                              President and Chief Executive
                                                                              Officer, Westar Energy, Inc.

Larry D. Irick                          Director                              Vice President and Corporate
                                                                              Secretary of Westar Energy, Inc.

                                  Page 9 of 11

John C. Nettles, Jr.                    Director                              Partner in the law firm of
                                                                              Morrisson & Hecker, L.L.P. in
                                                                              Overland Park, Kansas.

                                   EXHIBIT 1.2
     Identity of Executive Officers and Director of Westar Industries, Inc.


     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Westar Industries, Inc. ("Westar Industries") is set forth below. Each of the directors and officers is a citizen of the United States. The business address of each director and officer is Westar Industries, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Westar Industries.


Name                                    Title                                 Present Principal Occupation or
                                                                              Employment
Executive Officers
------------------

James S. Haines, Jr.                    President                             President and Chief Executive
                                                                              Officer, Westar Energy, Inc.

Greg A. Greenwood                       Secretary and Treasurer               Executive Director, Finance, Westar
                                                                              Energy, Inc.

Director
James S. Haines, Jr.                    Director                              President and Chief Executive
                                                                              Officer, Westar Energy, Inc.





                                 Page 11 of 11